Midland States Bancorp, Inc. NASDAQ: MSBI Initial Public Offering May 2016 Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-210683 Dated May 11, 2016

1 Forward Looking Statements. This document contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties, many of which are beyond the control of Midland States Bancorp, Inc. (the “Company”, “Midland States” or “MSBI”). Actual results could differ materially from those indicated. Forward-looking statements speak only as of the date they are made and are inherently subject to uncertainties and changes in circumstances, including those described under the heading “Risk Factors” in the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Prospectus; No Offer or Solicitation. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-805-4128, or by emailing syndicate@sandleroneill.com. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Use of Non-GAAP Financial Measures. This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures include “Core Deposits,” “Adjusted Return on Average Assets,” “Adjusted Return on Average Tangible Common Equity,” “Adjusted Diluted Earnings Per Share,” “Core Loan Growth,” “Adjusted Earnings,” “Adjusted Earnings Available to Common Shareholders,” “Adjusted Yield on Loans,” “Adjusted Net Interest Margin,” and “Tangible Book Value Per Share.” The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s funding profile and profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Because not all companies use the same calculation of these measures, this presentation may not be comparable to other similarly titled measures as calculated by other companies. Reconciliations of these non-GAAP measures are provided in the Appendix section of this presentation. Miscellaneous. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Market data used in this presentation has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Midland has not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this presentation.

Offering Summary Issuer: Ticker Symbol / Exchange: Shares Offered: Filing Range: Pro Forma Shares Outstanding: Over-allotment Option: Use of Proceeds: Book Running Managers: Co-Managers: Lock-up: Midland States Bancorp, Inc. “MSBI” / NASDAQ Global Select 3,865,000 80% Primary / 20% Secondary $100.5 million (1) 14,882,031 15% (100% primary) Contribute $25.0 million of the net proceeds to the Bank, and use the remainder for general corporate purposes, which could include future acquisitions and other growth initiatives; approximately $4.8 million will be used to complete the pending acquisition of wealth management assets from Sterling National Bank Sandler O’Neill + Partners, L.P.; Keefe, Bruyette & Woods, Inc., A Stifel Company D.A. Davidson & Co.; Stephens Inc. Aggregate Offering Amount: $25.00 - $27.00 per share Note: Based on the midpoint of the pricing range of $26.00 and including both primary and secondary shares totaling 3,865,000; excludes any over-allotment option Structure: 180 Days 2

Company Snapshot $2.9 billion asset community bank headquartered in Effingham, Illinois and established in 1881 Five principal business lines: Traditional community banking Residential mortgage origination Wealth management Commercial FHA origination & servicing Commercial equipment leasing 46 traditional branches primarily in Illinois and Missouri; 35 additional offices servicing other business lines 10 successful acquisitions announced since 2008 Notes: Financial data for the quarter ended March 31, 2016; dollars in millions Adjusted return on average assets and adjusted return on average tangible common equity are non-GAAP financial measures; please see page 28 for a reconciliation Overview Financial Highlights (1) 3 Dynamic and diversified business model pairing organic and acquisitive growth

Financial Services & Banking Center Footprint 4

Investment Summary Diversified financial holding company with community banking presence across Illinois, and in Missouri and Colorado Multiple complementary business lines provide continued organic growth opportunities and diversified revenue streams, with non-interest income accounting for 34.4% of total revenue Experienced and deep management team led by Board of Directors with considerable ownership Following management transition completed in 2007, consistent track record of driving compelling shareholder returns through disciplined strategic expansion and earnings growth Solid asset quality with low charge-off history driven by a diversified loan portfolio, conservative credit culture and disciplined underwriting process Attractive, stable and expandable core deposit franchise with 23% non-interest bearing accounts Proven track record of successful acquisitions with a focus on enhancing shareholder value while building a platform for scalability Illinois and contiguous states provide ample opportunities for future acquisitions Comprehensive risk management standards applied throughout the entire business 5

Business and Operating Strategy In conjunction with a new leadership team, MSBI’s corporate initiative-driven strategic plan was adopted in late 2007 to build a diversified financial services company anchored by a strong community bank Five core strategic initiatives: Generate stable, recurring revenue and build customer loyalty; driven originally by wealth management focus, this core initiative has expanded to include residential mortgage origination, commercial FHA origination and servicing, and commercial equipment leasing Drive our organic growth by focusing on customer service and accountability to our clients and colleagues; seek to develop bankers who create dynamic relationships; pursue continual investment in people; maintain a core set of institutional values Attract experienced teams with proven track records both in new target markets and in strategically positioned communities within our existing markets Maintain experienced acquisition team capable of identifying and executing transactions that build shareholder value through a disciplined approach to pricing; take advantage of relative strength in periods of market disruption Maintain a program designed to integrate controls, monitoring and risk-assessment at all key levels and stages of our operations and growth; ensure that all employees are fully engaged 6 Customer-Centric Culture De Novo Growth Accretive Acquisitions Enterprise-Wide Risk Management Revenue Diversification

Highly experienced senior management in place: Risk-focused corporate culture, promoting responsibility and accountability MSBI common shares are 19.6%(1) owned by the Board of Directors and executive officers Note: As of March 31, 2016; beneficial ownership includes shares of unvested restricted stock that officers are entitled to vote, but does not include common stock equivalent units owned by directors or officers under the Deferred Compensation Plan Management Structure 7 John M. Schultz: Chairman of the Board Held the position since 2006 Chief Executive Officer of Agracel, Inc. Author of BoomtownUSA: the 7 ½ Keys to Big Success in Small Towns Leon J. Holschbach: President & Chief Executive Officer Joined Midland States in August 2007 35+ years in community banking; 25+ years as bank president Held various executive and senior roles at community banks Jeffrey G. Ludwig: Chief Financial Officer Recently promoted to President of Bank from EVP Joined Midland States in November 2006; 16+ years in banking industry Significant public company / SEC reporting experience Douglas J. Tucker: SVP, Corporate Counsel and Director of IR 19+ years experience advising banks and bank holding companies Significant IPO, SEC reporting and M&A experience Served as lead outside counsel for all of Midland’s acquisitions and capital raise transactions from 2007 prior to joining the Company Jeffrey S. Mefford: EVP, Banking 25+ years in community banking Recently promoted from SVP position Oversees commercial, retail, and treasury sales Jeffrey A. Brunoehler: SVP, Chief Credit Officer 20+ years experience working with Midland States’ CEO 17+ years as bank credit executive 28+ years in community banking Sharon A. Schaubert: SVP, Banking Services 36+ years in community banking Oversees HR and all corporate-wide training Spearheads MSBI’s Customer-Centric Culture initiative James R. Stewart: Chief Risk Officer Joined Midland States in 2012 30+ years of risk management experience Previously served as a principal with JHC Risk Strategies, a risk management consulting firm

Strategic Growth History Note: Tangible book value per share is a non-GAAP financial measure; tangible book value per share is defined as tangible common equity divided by shares of common stock outstanding (in the case of the ‘‘as converted’’ measure, assuming the conversion of all preferred shares that were outstanding prior to December 31, 2014) Driving Consistent TBV Growth(1) Successful Execution of Strategic Plan CAGR: 30% CAGR: 9% 8

Successful Acquisition History Midland States has announced ten transactions since 2008, including FDIC-assisted, branch, whole bank, asset purchase, business line, and a pending New York trust asset acquisition Demonstrated history of earnings expansion Deliberate diversification of geographies and revenue channels Successful post-closing integration of systems and businesses 9 2008 2010 2013 2009 2016 2014 2012 Financially Transformative Operationally Transformative Revenue Diversification

Market Opportunities & Acquisition Strategy Note: (1) Source: SNL Financial (bank asset sizes are based on December 31, 2015 financial data); number of institutions outstanding as of March 31, 2016; excludes mutual savings institutions MSBI believes there will be numerous small to midsized banking organizations available for acquisition within Illinois and contiguous states ~60% of nationwide community bank M&A in 2016 YTD has occurred in the Midwest (1) There are 1,336 institutions in the six-state region with less than $1.0 billion in assets (representing ~92% of all banks in this region) Illinois and Missouri combine for a total of 629 of those institutions MSBI targets institutions with demographics similar to current markets that are strategically compelling and financially accretive Remain a community bank focused on customer service Number of Banks & Thrifts With less than $1.0 Billion in Assets 10 Be a “partner of choice” for community banks with scale and/or succession challenges (1)

Compelling Earnings and Dividend History

- Profitability and Earnings Per Share is driven by MSBI's attractive asset base, core funding structure and growing fee generating businesses
- Low cost deposits (0.38% cost of deposits) and robust loan yields (4.68%) drive net interest margin of 3.80%
- 10%+ annual dividend growth over the past 15 years

Adjusted Diluted Earnings Per Share (1) (2)



$0.38
($0.06)
$0.73
$2.34
$2.08
$2.08
$1.74
$2.39
$1.89
2008
2009
2010
2011
2012
2013
2014
2015
Q1 2016 Annualized

Dividends Declared Per Share (2)



$0.30
$0.42
$0.39
$0.43
$0.48
$0.53
$0.59
$0.65
$0.72
2008
2009
2010
2011
2012
2013
2014
2015
Q1 2016 Annualized

MSR Impairment Impact (3):	2015	Q1 2016
Pre-tax aggregate	$0.4mm	$2.2mm
After-tax per share	$0.02	$0.12
Annualized after-tax per share	--	$0.48

Notes:
(1) Adjusted diluted earnings per share is a non-GAAP financial measure; please see page 28 for a reconciliation
(2) Q1 2016 data is annualized
(3) Q1 2016 results include $2.2 million pre-tax impairment on mortgage servicing rights; for Q1 2016, the after-tax MSR impairment impact per diluted share is $0.12 based on 12,229,293 weighted average diluted common shares outstanding and the Company's 35% effective tax rate; Q1 2016 annualized impact is $0.48 per diluted share; 2015 results include $0.4 million pre-tax impairment on mortgage servicing rights; for 2015, the after-tax MSR impairment impact per diluted share is $0.02 based on 12,112,403 weighted average diluted common shares outstanding and the Company's 35% effective tax rate

11

Performance Metrics Adjusted Return on Average Assets (1) Noninterest Income / Total Revenue Adjusted Return on Avg. Tangible Common Equity (1) Net Interest Margin (2) 12 Notes: Adjusted return on average assets and adjusted return on average tangible common equity are non-GAAP financial measures; please see page 28 for a reconciliation Adjusted net interest margin is a non-GAAP financial measure management uses to assess the impact of purchase accounting on the yield on loans and net interest margin, excluding loan accretion from acquired loans; please see page 29 for a reconciliation

Significant base of four non-interest income sources diversify earnings across various operating environments while reducing sensitivity to changes in the yield curve Love Savings/Heartland Bank acquisition augmented mortgage banking revenue and provided further noninterest income diversification FHA financing subsidiary, Love Funding, generates income from GNMA securitization fees, origination fees and retained servicing rights Diversified Revenue Streams 13 Full Year Ended December 31, 2013 Full Year Ended December 31, 2015 $16.2mm $59.5mm

Business Line Overview 14 Assets Under Administration Description Locations Originations Description Locations Assets Description $2.9 billion as of March 31, 2016 135-year old community banking subsidiary Illinois state chartered bank, based in Effingham, IL 6 stand-alone offices and 46 bank branches $580.8 million in 2015 Majority of originations are sold Residential mortgage loan origination 4 stand-alone offices and 46 bank branches $1.2 billion as of March 31, 2016 Approximately $1.6 billion pro forma with acquisition of Sterling National Bank trust department (pending) Wealth management group, providing comprehensive suite of trust and wealth management products

Business Line Overview (cont.) Headquarters / Locations Originations / Servicing Recognition Washington, D.C. 15 offices nationwide $382.9 million in loan originations in 2015 $3.7 billion servicing portfolio at 3/31/16 $20.2 million in 2015 ($18.1mm gain on loans originated for sale and $2.1mm net servicing) Notable deposit funding generated by the platform One of the top originators of government sponsored mortgages for multifamily and healthcare facilities in the United States Management CEO with 14 year tenure and previously with HUD for 12 years Expertise in both healthcare (LEAN certified) and multifamily (MAP certified) properties Retained key management through 2014 acquisition Denver, CO 1 office $157.7 million at 3/31/16 (16.5% CAGR since 12/31/2012) Medical equipment, software, office equipment, telecommunications systems, veterinary franchises, convenience stores and packaging CEO with 17 years tenure and 30+ years in the industry Retained key management through 2014 acquisition Commercial FHA loan origination & servicing platform for multifamily and healthcare facilities Small ticket equipment leasing platform Description Headquarters / Locations Lease Portfolio Targeted Industries Management Description Financial Profile 15 Financial Profile In 2015, HBC generated $8.5 million in interest income driven by a 7.0% gross yield on the portfolio

Delivering Organic Loan Growth Total Loans and Deposits Loan CAGR: 28% Deposit CAGR: 30% 16 9% average annual core loan growth (1) Note: Average annual core loan growth represents average percentage change in the Company’s core loans from December 31, 2007 to March 31, 2016; core loans represent non-PCI loans, less non-PCI loans acquired, plus non-PCI loans sold as of the date the loans were acquired or sold, and exclude certain short-term loans that the Company does not consider to be core loans; acquired non-PCI loans become core loans subsequent to the acquisition date and will negatively affect core loan growth in future periods as these loans are repaid or prepaid

Note: Includes purchased credit-impaired loans of $35.3 million and loans held for sale of $103.4 million; as of or for the quarter ended March 31, 2016 Broadly diversified loan portfolio by type of customer and loan type Current loan origination efforts focus on high quality commercial loan segments 59% of portfolio is fixed; 41% is floating In addition to growth via acquisition, MSBI has demonstrated organic loan growth of 7.8% in 2014, 11.6% in 2015, and 4.1% annualized during the quarter ended March 31, 2016 Loan Portfolio Overview Loan Portfolio Mix 17 $2.0 Billion Gross Loans 4.68% Yield Total Commercial Real Estate $897M 44% (1)

Strong Credit Quality with Positive Momentum Notes: Nonperforming assets include nonperforming loans, other real estate owned and other repossessed assets; nonperforming assets exclude covered other real estate owned related to our two FDIC-assisted transactions; nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings; nonperforming loans exclude purchased credit-impaired loans, or PCI loans, acquired in our prior acquisitions; PCI loans had carrying values of $58.2 million, $43.0 million, $30.4 million, $44.2 million, $38.5 million, and $35.3 million as of December 31, 2011, 2012, 2013, 2014, 2015, and March 31, 2016, respectively; this ratio may therefore not be comparable to a similar ratio of our peers NCOs for 2014 include a $9.8 million charge-off of a PCI loan related to a pool of commercial real estate loans from a previous FDIC acquisition being closed out in 2014 due to no more active loans remaining in the pool; excluding this charge-off, NCOs / Average Loans for the period would be 0.14% NCOs / Average Loans Nonperforming Assets ($mm) (1) 1.58% 1.64% 1.64% 1.48% 1.01% NPAs / Assets 18 Managed by experienced personnel, MSBI maintains a disciplined approval process and conservative credit culture Demonstrated reduction in nonperforming assets resulting in improved credit quality metrics (2) 0.77% 0.94%

Attractive and Growing Core Deposit Base Notes: As of or for the quarter ended March 31, 2016 Net non-core funding dependence ratio represents the degree to which the Bank is funding longer term assets with non-core funds; this ratio is calculated as non-core liabilities, less short term investments, divided by long term assets Core deposits defined as total deposits less brokered deposits and certificates of deposit greater than $250,000 Jumbo time deposits classified as time certificates of $250,000 or more 89% core deposits 23% non-interest bearing deposits Low cost of deposits at 38 basis points Recent acquisitions have improved overall funding mix Net non-core funding dependence ratio is down from 27.7% at December 31, 2007 to 9.1% at March 31, 2016 (2) Deposit Mix Core Deposits (3) 89% Core (3) (4) 19 $2.4 Billion Total Deposits 0.38% Cost (1)

Strong Pro Forma Capital Position (1) Note: Assumes March 31, 2016 reported financial information and includes net proceeds of approximately $72.7 million with no overallotment option after deducting underwriting discount and estimated offering expenses Pro Forma Capital Position 20 (1)

Summary 21 Diversified financial holding company Multiple complementary business lines, diversified revenue streams Experienced management team, considerable inside ownership Long term strategic and earnings growth Solid asset quality, conservative credit culture and disciplined underwriting process Attractive, stable core deposit franchise Proven track record of successful acquisitions and a platform for scalability Illinois and contiguous states provide ample opportunities for future acquisitions Comprehensive risk management standards

Appendix: Pro Forma Capitalization Table 22 Notes: Dollars in thousands, except per share data Assumes March 31, 2016 reported financial information and includes net proceeds of approximately $72.7 million with no overallotment option after deducting underwriting discount and estimated offering expenses (1)

Appendix: Summary of Heartland/Love Acquisition Love Savings Holding Company (“LSHC”) acquisition closed on December 31, 2014 Based in St. Louis, Missouri Approximately $889 million in assets and $861 million in liabilities LSHC operated through three primary business lines, which MSBI continues Heartland Bank (now operating under Midland States Bank name) Heartland Business Credit Love Funding Corp A sizeable expansion of MSBI’s commercial, retail and mortgage banking presence in St. Louis metropolitan area St. Louis is one of the largest and strongest regional markets in the Midwest based on market composition and breadth of business prospects Over 2.8 million residents, 4th largest population center in the Midwest, top 20 nationwide MSA (1) Over 1.1 million households (1) $58k median household income MSBI had previously conducted operations in St. Louis for 14 years, and four MSBI’s directors have strong ties to the city Additionally, the Heartland/Love acquisition facilitated entry into Colorado, with one branch office located in Denver and three Colorado mortgage offices The Denver MSA is also home to more than 2.8 million residents and is a top 20 nationwide MSA (1) Over 1.1 million households (1) $67k median household income Note: Data source: SNL Financial 23

Appendix: Board of Director Profiles John M. Schultz Chairman of the Board Mr. Schultz serves as CEO of Agracel Inc, an industrial developer of facilities for manufacturing and high tech entities in small to midsized communities, and is the author of BoomtownUSA: The Keys to Big Success in Small Towns. He serves on the Board of Trustees of Monmouth College and the Board of Directors of Altorfer Inc. Leon J. Holschbach Vice Chairman of the Board President & CEO Mr. Holschbach is Vice Chairman, President & CEO of the Company and Vice Chairman and CEO of the Bank. Prior to joining MSBI, he held positions of Region Market President, Community Bank Group at AMCORE Bank, N.A., from 2000 to 2007; President and CEO of AMCORE Bank North Central N.A. from 1997 to 2000; and President of Citizen’s State Bank in Wisconsin, from 1979 to 1997. Deborah A. Golden Ms. Golden is Executive Vice President, General Counsel and Secretary of GATX Corporation, a global leader in railcar leasing. She previously held positions with Midwest Generation LLC, Office of the Governor of the State of Illinois, and various executive positions at Ameritech Corporation. Jerry L. McDaniel Mr. McDaniel is President of Superior Fuels, a wholesale supplier of petroleum products. He is also a principal in other businesses including real estate development and carwash operations. Mr. McDaniel also serves on the Southeastern Illinois Community Foundation. Jeffery M. McDonnell Mr. McDonnell is CEO of J&J Management Services, Inc., a private management company, and also serves on the boards of St. Louis public television station KETC, The Center for Emerging Technologies, and previously Love Savings Holding Company and Heartland Bank. He also serves on the investment advisory committees for the venture capital firms Oakwood Medical and Rivervest. Dwight A. Miller Mr. Miller is CEO and owner of Dash Management, a 12 unit McDonald's franchisee in Illinois, and he has served in a number of management positions with McDonald's Corp. He serves as President of the Greater Chicago Region-Regional Leadership Council, representing McDonald's franchisees, and currently serves on McDonald’s National Leadership Committee. He is the past Chairman for the Champaign County Chamber of Commerce. Richard T. Ramos Audit Committee Chair Mr. Ramos is CFO and Board member for Maritz Holdings, based in St. Louis, which specializes in design and development of corporate incentive, reward and loyalty programs. Previously he served as CFO for Purcell Tire & Rubber, practiced corporate law in St. Louis and was a senior manager at KPMG. He is a CPA and member of the Missouri Bar. Laurence A. Schiffer Mr. Schiffer was Co-CEO and a principal owner of Love Savings Holding Company, and Chairman of Heartland Bank, prior to Midland’s acquisition. He is also President and Co-CEO of Hallmark Investment and Chairman and CEO of Allegro Senior Living. Over the past four decades, Mr. Schiffer has directed the development, ownership, acquisition, and management of commercial real estate properties. Robert F. Schultz Compensation Committee Chair Mr. Schultz serves as Managing Partner of J.M. Schultz Investment, a family investment firm. Since 1996, he has served as Chairman of AKRA Builders, a national construction, design build and management firm. Prior to joining the Midland board he served on the boards of directors of Prime Banc Corp. and First National Bank of Dieterich. Thomas D. Shaw Mr. Shaw is CEO of Shaw Media, a media business formed 1851, which currently has more than 60 print, online, and mobile publications as well as commercial printing and video services. He is a former board member of several entities, including Dixon National Bank since 1976, and following its acquisition by a larger bank in 1993, on that bank’s regional board until 2001. Jeffrey C. Smith Governance Committee Chair Mr. Smith serves as Principal/Managing Partner of Walters Golf Management Group, a golf club management company headquartered in St. Louis, Missouri, which also offers turn key management, construction management, acquisition, consulting, agronomics and remodeling services. Name: Background: 24

Appendix: Solid Reserve Coverage 25 Note: Dollars in thousands (1)

Note: Financial data for the quarter ended March 31, 2016; dollars in thousands Appendix: Investment Portfolio Overview 26 (1)

Appendix: Well-positioned for Rising Interest Rates 27 Notes: Assumes March 31, 2016 reported financial information During 2015, the Company adopted an analysis more reflective of the current low interest rate environment; due to this change, some information for previous years is unavailable (1)

Appendix: Reconciliation of Adjusted Earnings/Profitability 28 Notes: Dollars in thousands Represents preferred stock dividends paid through applicable call dates with respect to the early conversion of Series D, E and F preferred shares, which the holders agreed to convert into common shares on December 31, 2014 (1)

Appendix: Reconciliation of Adjusted Net Interest Margin 29